Exhibit 99.1

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1. – IDENTITY OF CORPORATION

1.1	Name and Address of Corporation

Enerplus Corporation ("Enerplus" or the "Corporation")

3000, 333 - 7th Avenue S.W.

Calgary, Alberta T2P 2Z1

1.2	Executive Officer

The name and business telephone number of an executive officer of the Corporation who is knowledgeable about the significant acquisition and this business acquisition report is:

Jodi Jenson Labrie, Senior Vice-President & Chief Financial Officer

Tel: (403) 298-2200

ITEM 2. – DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

On March 10, 2021, Enerplus, through its indirect wholly-owned subsidiary, Enerplus Resources (USA) Corporation ("Enerplus USA"), completed its previously announced acquisition (the "Acquisition") of all of the equity interests of Bruin E&P HoldCo, LLC ("Bruin") from Bruin Purchaser LLC (the "Vendor"), for total cash consideration of approximately US$418 million, after giving effect to preliminary purchase price adjustments, pursuant to the membership interest purchase and sale agreement dated as of January 25, 2021 among the Vendor, Bruin and Enerplus USA.

Bruin is a private company that holds oil and gas interests in certain properties located in the Williston Basin, North Dakota. For further detail regarding the nature of Bruin's business, see "Item 5.1 – The Acquisition – Overview", "Item 5.1 – Description of Bruin's Assets and Operations" and "Item 9 – Presentation of Information in this Material Change Report" in the material change report of Enerplus dated January 29, 2021, which items are incorporated by reference herein. A copy of the material change report is available under the Corporation's SEDAR profile at www.sedar.com and on the Corporation's EDGAR profile at www.sec.gov.

2.2	Acquisition Date

The closing date of the Acquisition was March 10, 2021 (the "Acquisition Closing Date").

2.3	Consideration

Enerplus USA paid cash consideration of approximately US$418 million (or approximately CDN$529 million, based on the exchange rate of 1.2638 on March 9, 2021) to complete the Acquisition, after giving effect to the preliminary  estimate of adjustments prepared by the Vendor on the Acquisition Closing Date (the "Purchase Price"). The Purchase Price is subject to further adjustments, if any, pursuant to the final settlement statement of the Purchase Price adjustments that will be prepared by Enerplus USA within 90 days of the Acquisition Closing Date; such adjustments are not expected to be material.

The Acquisition was funded with a new three-year US$400 million term loan (the "Term Facility") with a syndicate of financial institutions, which was fully drawn to fund a portion of the Purchase Price, and with a portion of the proceeds of a bought deal offering (the "Prospectus Offering") of Common Shares of the Corporation ("Common Shares"), which was completed on February 3, 2021.

The Term Facility includes financial and other covenants substantially identical to those under the Corporation's existing US$600 million senior unsecured covenant-based credit facility with a syndicate of financial institutions maturing on October 31, 2023, as well as similar pricing to such credit facility. Pursuant to the Prospectus Offering, a total of 33,062,500 Common Shares were issued at a price of CDN$4.00 per Common Share for gross proceeds of approximately CDN$132 million.

2.4	Effect on Financial Position

Except as otherwise publicly disclosed and in the ordinary course of business and other than in respect of changes that occurred as a result of the Acquisition, including a post-closing internal reorganization involving Bruin and certain of its subsidiaries, the Corporation does not presently have any plans or proposals for material changes in the business affairs of the Corporation or the affairs of Bruin which may have a significant effect on the financial performance and financial position of the Corporation.

2.5	Prior Valuations

No valuation opinion has been obtained by the Corporation or, to the knowledge of the Corporation, by the Vendor in respect of Bruin within the last 12 months required by securities legislation or a Canadian exchange or market to support the consideration paid by the Corporation or Enerplus USA for Bruin.

2.6	Parties to Transaction

The Acquisition was completed by Enerplus USA, an indirect wholly-owned subsidiary of the Corporation, with an arm's length third party and otherwise did not involve an "informed person", "associate" or "affiliate" (as each term is defined in securities legislation) of Enerplus.

2.7	Date of Report

April 13, 2021.

ITEM 3. – FINANCIAL STATEMENTS AND OTHER INFORMATION

As required by Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations, the following financial statements are attached as Schedule "A" to this business acquisition report:

Audited financial statements of Bruin, consisting of an audited consolidated balance sheet of Bruin as of December 31, 2020 and audited statements of operations, members' equity and cash flows of Bruin for the fiscal year then ended, reflected as the Bruin predecessor entity for the period beginning January 1, 2020 and ending August 31, 2020 and the Bruin successor entity for the period thereafter, including a comparative balance sheet and statements of income and cash flows for the prior fiscal year, together with the notes thereto; and

Unaudited pro forma consolidated financial statements of Enerplus, consisting of the pro forma consolidated balance sheet as at December 31, 2020 and the pro forma consolidated statement of income/(loss) for the year ended December 31, 2020, together with the notes thereto.

Unaudited Pro forma Financial Statements

The unaudited pro forma consolidated financial statements in Schedule "A" have been prepared using the Corporation's audited consolidated financial statements as at and for the year ended December 31, 2020 and the audited consolidated financial statements of Bruin as at and for the year ended December 31, 2020. The pro forma consolidated financial statements illustrate the impact of the Acquisition on the Corporation's financial position and financial performance by adjusting the Corporation's historical financial statements to give effect to the Acquisition.

The unaudited pro forma consolidated balance sheet gives effect to the Acquisition as if it had occurred on December 31, 2020. The unaudited pro forma consolidated statements of income/(loss) give effect to the Acquisition as if had occurred on January 1, 2020. The pro forma adjustments and their underlying assumptions are described in the notes to the unaudited pro forma consolidated financial statements.

The unaudited pro forma adjustments are made solely for the purposes of preparing the pro forma consolidated financial statements, and include certain estimates and assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. Actual amounts recorded on completion of the Acquisition will differ from the pro forma adjustments included in the unaudited pro forma consolidated financial statements and, therefore, undue reliance should not be placed on these unaudited pro forma consolidated financial statements. These unaudited pro forma consolidated financial statements should be read in conjunction with the Corporation's audited consolidated financial statements as at and for the years ended December 31, 2020 and 2019 available under the Corporation's SEDAR profile at www.sedar.com and on the Corporation's EDGAR profile at www.sec.gov and the audited consolidated financial statements of Bruin, included therein.

SCHEDULE "A"

FINANCIAL STATEMENTS

Bruin Purchaser, LLC

Consolidated Financial Statements

As of December 31, 2020 (Successor) and 2019 (Predecessor) and for the Periods of September 1, 2020 to December 31, 2020 (Successor), January 1, 2020 to August 31, 2020 (Predecessor) and Year Ended December 31, 2019 (Predecessor)

Bruin Purchaser, LLC

Consolidated Financial Statements

As of December 31, 2020 (Successor) and 2019 (Predecessor) and for the

Periods of September 1, 2020 to December 31, 2020 (Successor), January 1, 2020 to August 31, 2020 (Predecessor) and Year Ended December 31, 2019 (Predecessor)

Bruin Purchaser, LLC

Contents

Page

Independent Auditor’s Report3

Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2020 (Successor) and 2019 (Predecessor)6

Consolidated Statements of Operations for the Periods of September 1, 2020 to

December 31, 2020 (Successor), January 1, 2020 to August 31, 2020 (Predecessor)

and Year Ended December 31, 2019 (Predecessor)7

Consolidated Statements of Members’ Equity for the Periods of September 1, 2020 to

December 31, 2020 (Successor), January 1, 2020 to August 31, 2020 (Predecessor)

and Year Ended December 31, 2019 (Predecessor)8

Consolidated Statements of Cash Flows for the Periods of September 1, 2020 to

December 31, 2020 (Successor), January 1, 2020 to August 31, 2020 (Predecessor)

and Year Ended December 31, 2019 (Predecessor)9

Notes to Consolidated Financial Statements10 - 45

Independent Auditor’s Report

To the Members of

Bruin Purchaser, LLC

Houston, Texas

Opinion

We have audited the consolidated financial statements of Bruin Purchaser, LLC (Successor) formerly Bruin E&P Partners, LLC (Predecessor) and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2020 (Successor) and 2019 (Predecessor), and the related consolidated statements of operations, members’ equity, and cash flows, for the periods from September1, 2020 to December 31, 2020 (Successor) and from January 1, 2020 to August 31, 2020 (Predecessor), and for the year ended December 31, 2019 (Predecessor), and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 (Successor) and 2019 (Predecessor), and the results of its operations and its cash flows for the periods from September1, 2020 to December 31, 2020 (Successor) and from January 1, 2020 to August 31, 2020 (Predecessor), and for the year ended December 31, 2019 (Predecessor), in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter - Change in Basis of Accounting

As discussed in Notes 1 and 2 to the consolidated financial statements, upon emerging from bankruptcy proceedings on August 31, 2020, the Company became a new entity for financial reporting purposes and applied fresh-start accounting. The Company’s assets and liabilities were recorded at their estimated fair values, which differed materially from the previously recorded amounts. As a result, the consolidated financial statements for the periods following the application of fresh-start accounting are not comparable to the financial statements for previous periods.

Other Matter - Subsequent Event

As discussed in Note 15, subsequent to year-end, Bruin E&P Holdco, LLC, a wholly owned subsidiary of the Company, together with all of its controlled subsidiaries were sold and no longer controlled by Bruin Purchaser, LLC.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for  the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ BDO USA, LLP

Houston, Texas

April 9, 2021

Consolidated Financial Statements

Bruin Purchaser, LLC

Consolidated Balance Sheets

(Amounts in Thousands)

Bruin Purchaser, LLC

Consolidated Statements of Operations

(Amounts in Thousands)

Bruin Purchaser, LLC

Consolidated Statements of Members’ Equity

(Amounts in Thousands)

Bruin Purchaser, LLC

Consolidated Statements of Cash Flows

(Amounts in Thousands)

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

1.	Emergence from Voluntary Reorganization under Chapter 11

On July 17, 2020 (the “Petition Date”), Bruin E&P Partners, LLC and six Debtor Affiliates (i.e., Bruin Williston Holdings, LLC, Bruin Williston I, LLC, Bruin Williston II, LLC, Bruin Midstream, LLC, Bruin E&P Operating, LLC and Bruin E&P Non-Op Holdings, LLC) (collectively, the “Debtors”) each filed a voluntary petition for relief under Chapter 11 bankruptcy protection (the “Bankruptcy Petition”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) commencing cases for relief under Chapter 11 of the Bankruptcy Code (the “Chapter 11 Cases”).

In connection with the Bankruptcy Petition, the Debtors, the equity sponsor, and certain Consenting Stakeholders entered into a restructuring support agreement (the “RSA”) on July 16, 2020 with holders (the “Consenting RBL Lenders”) of approximately 66.67% in the aggregate principal amount of our outstanding Credit Facility Claims (the “RBL Claims”) and holders (the “Consenting Noteholders” and together with the Consenting RBL Lenders, the “Consenting Stakeholders”) of approximately 66.67% in the aggregate principal amount of our outstanding Senior Notes Claim (the “Notes Claim”). Pursuant to the RSA, the Consenting Stakeholders and Debtors made certain customary commitments to each other, including the Consenting Stakeholders committing to vote for and support the restructuring transactions (the “Restructuring”) to be effectuated through a Plan of Reorganization that incorporated the economic terms included in the RSA (the “Plan”). The Debtors filed the Plan with the Bankruptcy Court on July 17, 2020.

On August 26, 2020 (the “Confirmation Date”), the Bankruptcy Court approved the Debtors’ Disclosure Statement and confirmed the Joint Prepackaged Chapter 11 Plan of Reorganization of the Debtors (the “Plan of Reorganization”, “Plan”, or “POR”). On August 31, 2020 (the “Effective Date”), the conditions precedent to the consummation of the Plan were met and the Plan became effective and the Debtors successfully emerged from bankruptcy as Bruin Purchaser, LLC (“Bruin”, the “Company”, or the “Reorganized Debtor”). All related Chapter 11 final cases were closed on December 14, 2020.

On the Effective Date, all applicable agreements governing the obligations under both the Senior Notes and Credit Facility were terminated in agreement with the Plan and the RSA. The Senior Notes were cancelled in exchange for 7.5% of the new equity interests issued by Bruin on the Effective Date (“New Interests”) (subject to the dilution from the new Management Incentive Plan) and the Credit Facility was cancelled in exchange for 92.5% of the New Interests (subject to the dilution from the new Management Incentive Plan). Concurrently, we entered into a $230 million reserve-based revolving credit agreement (the “Exit Facility”). See Note 9 - Debt, net for additional information.

By operation of the Plan, all agreements, instruments, and other documents evidencing, relating to or connected with any equity interests of the Company, including the existing contributions and any rights of any holder in respect thereof, were deemed cancelled, discharged and of no force or effect. Pursuant to the Plan, we issued a total of 348,333,334 units of our New Interests on the Effective Date, which included 18,333,334 Management Incentive Plan shares.

As part of the transactions undertaken pursuant to the Plan, we filed a certificate of formation of Bruin Purchaser, LLC to form a Delaware limited liability company with the office of the Secretary of State of the State of Delaware and adopted the Limited Liability Company Agreement of Bruin Purchaser LLC (“Successor LLC Agreement”).

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

Debtor-in-Possession Financing

On July 21, 2020, with the approval of the Bankruptcy Court, we entered into a $115 million reserve-based revolving debtor-in-possession financing facility and a $115 million roll-up of loans outstanding under the Credit Facility (the “DIP Facility”) and used the proceeds thereunder to pay fees and expenses in connection with the Chapter 11 proceedings and transaction and professional fees related thereto.

The DIP Facility provided financing with a 6-month maturity, bearing interest at an adjusted rate of LIBOR plus 6% per annum and contained customary covenants and events of default. The DIP Facility was paid in full and terminated upon our emergence from the Chapter 11 Cases on August 31, 2020 with the proceeds from the Exit Facility.

Chapter 11 Accounting

Pre-petition restructuring charges — All expenses and losses incurred prior to the Petition Date that were related to the Chapter 11 proceedings are presented within general and administrative expenses in our Predecessor consolidated statements of operations. The total amount of pre-petition restructuring charges paid to third-party advisors included within general and administrative expenses in our Predecessor consolidated statements of operations was $17.7 million for the eight-month period ended August 31, 2020. There were no pre-petition restructuring charges incurred during the year ended December 31, 2019.

Reorganization items, net — Any expenses, gains, and losses incurred subsequent to and as a direct result of the Chapter 11 proceedings are presented as reorganization items, net in our consolidated statements of operations. Reorganization items consisted of the following (in thousands):

(1)	As a result of the Chapter 11 Cases and the adoption of ASC 852, the Company wrote off all unamortized debt issuance cost balances related to its Senior Notes and Credit Facility on the Petition Date.

Contractual interest expense on our Notes and Credit Facility totaled $33.6 million and $21.8 million, respectively, for the eight months ended August 31, 2020 (Predecessor), which is in excess of the $27.4 million and $18 million, respectively, included in interest expense on our Predecessor consolidated statements of operations because we discontinued accruing interest on the Petition Date in accordance with the terms of the Plan and ASC Topic 852. See Note 9 - Debt, net for additional information.

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

2.	Fresh Start Accounting

Fresh Start Accounting

In connection with our emergence from bankruptcy and in accordance with ASC Topic 852, we qualified for and adopted fresh start accounting on the Effective Date. We were required to adopt fresh start accounting because (i) the holders of existing voting shares of the Predecessor Company received less than 50% of the voting shares of the Successor Company and (ii) the reorganization value of our assets immediately prior to confirmation of the Plan was less than the post-petition liabilities and allowed claims.

In accordance with ASC Topic 852, with the application of fresh start accounting, we allocated the reorganization value to our individual assets and liabilities based on their estimated fair values in conformity with ASC Topic 805, Business Combinations. The Effective Date fair values of our assets and liabilities differed materially from their recorded values as reflected on the historical balance sheets.

Reorganization Value

Reorganization value represents the fair value of the Successor Company's total assets before considering liabilities and is intended to approximate the amount a willing buyer would pay for the Company's assets immediately after restructuring. The reorganization value was allocated to the Company's individual assets based on their estimated fair values. The reorganization value was derived from the enterprise value, which represents the estimated fair value of the Company’s non-current debt and equity. As set forth in the Disclosure Statement, the total enterprise value of the Successor Company was estimated and approved by the Bankruptcy Court to be in the range of $300 million to $500 million with a midpoint of $400 million. Based on the estimates and assumptions discussed below, we estimated the enterprise value to be the midpoint of the range of estimated enterprise values of $400 million.

The following table reconciles the enterprise value to the estimated fair value of our Successor Equity as of the Effective Date (amounts in thousands, except per share data):

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

The following table reconciles the enterprise value to the reorganization value of our Successor’s assets to be allocated to our individual assets as of the Effective Date (in thousands):

We determined the enterprise and corresponding equity value of the Successor using various valuation methods, including (i) discounted cash flow analysis, (ii) comparable company analysis and (iii) precedent transaction analysis. All estimates, assumptions, valuations and financial projections, including the fair value adjustments, the enterprise value and equity value projections, are inherently subject to significant uncertainties beyond our control, and accordingly, our actual results could vary materially.

Valuation Process

The fair values of our assets, including oil and gas properties, Office of Natural Resources Revenue (“ONRR”) recoupment receivable and other property and equipment, as well as our ONRR recoupment payable and ARO liabilities, were estimated using the cost, income and market approaches. The reorganization value was allocated to our individual assets and liabilities based on their fair values as follows:

Oil and Natural Gas Properties

The Company’s principal assets are its oil and natural gas properties, which are accounted for under the full cost method of accounting. The oil and natural gas properties include both proved and unproved reserves. The fair value of the proved and unproved oil & natural gas properties was estimated based on the discounted cash flows expected to be generated from these assets in future periods. The computations were based on market conditions and reserves in place as of the Effective Date.

The fair value analysis was based on the Company’s estimates of proved and unproved reserves. Discounted cash flow models were prepared using the estimated future revenue and development and operating expenses for all the proved and unproved reserves. The value estimated for proved and unproved reserves was further corroborated against comparable market transactions. Future revenue was based upon NYMEX futures for oil and natural gas prices, as well as analysts pricing estimates as of the Effective Date. Oil and natural gas prices were adjusted for differentials realized by the Company. Revenue was adjusted for operating and development expenses, production and ad valorem taxes, and plugging and abandonment expenses. The cash flows also included depletion, depreciation and income tax expense associated with an after-tax valuation analysis. The after-tax cash flows were discounted to the Effective Date at a discount rate of 13.5%. This discount rate was derived from a weighted average cost of capital computation which utilized an expected cost of debt and expected return on equity for market participants. Risk adjustment factors were applied to the values derived for the proved and unproved reserves based on consideration of the risks associated with geology, drilling success rates, development costs and the timing of development and extraction. Lastly, corporate general & administrative (G&A) expenses were considered and applied to the proved and unproved oil and natural gas properties. G&A expenses were based on

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

the 2020 estimate and thereafter, the per barrel of oil equivalent (BOE) basis was inflated by 2.0% annually.

ONRR Recoupment Receivable

The fair value of the ONRR recoupment asset was determined by using the discounted cash flow method of the income approach. Using this method, the future expected recoupment was discounted using a risk-adjusted rate.

Other Property and Equipment

The other property and equipment valued consisted of leasehold improvements, office furniture, fixtures and equipment, vehicles, computers and software. All other property and equipment were valued using the indirect method of the cost approach. Using the indirect method, the gross costs of the property and equipment from the asset register were inflated to current dollars in 2020 using the appropriate inflation rates. The Marshall & Swift Valuation Service by CoreLogic, which provides a guidelines of inflation rates by asset category, and the U.S. Bureau of Labor Statistics were leveraged to compute these inflation rates. The calculated costs were then depreciated over the useful life (based on guidance from the American Society of Appraisers), using the Iowa-type survivor curves, given the age of the asset to determine the reproduction cost new.

ONRR Recoupment Payable

The fair value of the ONRR recoupment liability was determined by identifying the amount currently due and withheld and adjusting it for the estimated fair value of the ONRR recoupment asset, as noted above.

Asset Retirement Obligations

The fair value of the Asset Retirement Obligation (“ARO”) was determined by using the discounted cash flow method of the income approach, based on the expected remediation costs and well life. Using this method, the future expected cash flows were discounted using a credit-adjusted risk-free rate.

Consolidated Balance Sheet

The adjustments set forth in the following consolidated balance sheet as of August 31, 2020 reflect the effects of the transactions contemplated by the Plan and executed on the Effective Date (reflected in the column entitled “Reorganization Adjustments”), and the fair value and other required accounting adjustments resulting from the adoption of Fresh Start Accounting (reflected in the column entitled “Fresh Start Accounting Adjustments”).

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

Reorganization Adjustments (Dollars in Thousands)

(1)	Represents the following net cash received as of the Effective Date due to the implementation of the Plan:

(2)	Represents the movement of cash to escrow remaining professional fees.

(3)	Represents the initial draw from the Exit Facility. See section above and Note 9 - Debt, net for more information on the Exit Facility.

(4)	Represents the payment to extinguish the DIP Facility. See section above and Note 9 - Debt, net for more information on the DIP Facility.

(5)	Liabilities subject to compromise to be settled in accordance with the Plan and the resulting gain were determined as follows:

(6)	Represents the cancellation of Predecessor equity.

(7)	Represents the issuance of Successor equity as settlement of the Prepetition Credit Facility and Senior Notes.

(8)	Represents the cumulative impact to current year earnings of the reorganization adjustments described above.

Fresh Start Adjustments (Dollars in Thousands)

(9)	Represents the fair value adjustment to the ONRR recoupment asset. See Valuation Process – ONRR Recoupment Receivable as discussed above.

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

(10)	Represents the following fair value adjustments to oil and natural gas properties:

(11)	Represents the following fair value adjustments to other property and equipment:

(12)	Represents the fair value adjustment to the ONRR recoupment liability. See Valuation Process – ONRR Recoupment Payable as discussed above.

(13)	No fresh start accounting adjustment was needed for the Exit Facility as it represents floating-rate debt as management determined that book value approximates fair value.

(14)	Represents the fair value adjustment to ARO obligations. See Valuation Process – Asset Retirement Obligation as discussed above.

(15)	Represents the cumulative impact of the fresh start accounting adjustments discussed above and the elimination of Predecessor current year earnings and members’ prior year earnings.

3.	Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as codified by the Financial Accounting Standards Board (“FASB”) in its Accounting Standards Codification (“ASC”).

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

Upon emergence from Chapter 11 bankruptcy, the Company adopted fresh start accounting in accordance with ASC 852 which specifies the accounting and financial reporting requirements for entities reorganizing through Chapter 11 bankruptcy proceedings. The application of fresh start accounting resulted in a new basis of accounting and the Company becoming a new entity for financial reporting purposes. As a result of the implementation of the Plan and the application of fresh start accounting, the consolidated financial statements after the Emergence Date are not comparable to the consolidated financial statements before that date and the historical financial statements on or before the Emergence Date are not a reliable indicator of is financial condition and result of operations for any period after the Company’s adoption of fresh start accounting. Refer to Note 2 - Fresh Start Accounting for more information. References to “Successor” refer to the Company and its financial statements after the Emergence Date. References to “Predecessor” refer to the Company and its financial position and results of operations on or before the Emergence Date.

Unless the context requires otherwise or unless otherwise noted, all references to “Bruin,” the “Company,” “we,” “us,” “our,” or like terms are to Bruin Purchaser, LLC and its subsidiaries for the periods after August 31, 2020, the date the Restructuring was consummated (as defined in Note 2 - Fresh Start Accounting above). For the periods prior to August 31, 2020, unless the context requires otherwise or unless otherwise noted, all references to “Bruin”, the “Company,” “we,” “us,” “our,”  or like terms are to Bruin E&P Partners, LLC and its subsidiaries.

Description of Business and Operations

The Company is primarily engaged in the exploration, acquisition, development and production of onshore oil and natural gas properties in the Bakken Shale and Three Forks formations in the Williston Basin in North Dakota.

Bruin E&P Partners, LLC was governed by the Amended and Restated Limited Liability Company Agreement, dated as of December 31, 2016 (as amended, the “Predecessor LLC Agreement”).  The business of the Company was managed under the direction of the Management Committee of the Company.  The Predecessor LLC Agreement handled the set up and maintenance of capital accounts for unit holders in the Company. Unitholders had no liability for the debts, obligations and liabilities of the Company, except as expressly required in the Predecessor LLC Agreement. The Predecessor LLC Agreement was terminated on the Effective Date.

On the Effective Date, we adopted the Successor LLC Agreement and appointed a new Board of Directors. The business of the Company is managed under the direction of the Board of Directors.  The Successor LLC Agreement handles the set up and maintenance of capital accounts for unit holders in the Company. Unitholders have no liability for the debts, obligations and liabilities of the Company, except as expressly required in the Successor LLC Agreement. The Successor LLC Agreement shall remain in place until the Company’s affairs have been completed in accordance with the Delaware Limited Liability Company Act.

On January 30, 2020, the World Health Organization (the “WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. In addition, on March 8, 2020, Saudi Arabia initiated a price war with Russia, triggering a major fall in the price of oil and an increasingly oversupplied and volatile global oil market. The combination of the Saudi-Russian geopolitical conflict and the COVID-19 pandemic has resulted in a global glut of oil supply, a sharp reduction in demand

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

for refined oil products such as gasoline, diesel and jet fuel, and a substantial decline in oil prices.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, the duration and magnitude of the pandemic’s impact on the Company is uncertain. Management is actively monitoring the global situation and its impact on the Company. The Company cannot estimate the precise effects of the COVID-19 outbreak at this time and continues to evaluate the impact on the Company’s operations and financial condition.

Principles of Consolidation

The consolidated financial statements include the financial statements of Bruin Purchaser, LLC and its wholly-owned subsidiaries for the periods after August 31, 2020 and Bruin E&P Partners, LLC and its wholly-owned subsidiaries for the periods prior to August 31, 2020. Intercompany balances and transactions are eliminated upon consolidation.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include all cash, time deposits, certificates of deposit, and all highly liquid instruments with original maturities of three months or less.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include Fresh Start Accounting, volumes and future cash flows of oil and natural gas reserves, asset retirement obligations, impairment of oil and natural gas properties, depreciation, depletion and amortization, fair value of derivative instruments and contingencies.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily consists of accrued revenues from oil and natural gas sales and joint-interest billings to third parties in the oil and natural gas industry. The Company routinely assesses the recoverability of all material receivables to determine their collectability. An allowance for doubtful accounts of $0.6 million is included net of Accounts Receivable on the consolidated balance sheet as of December 31, 2020 (Successor). No allowance for doubtful accounts was considered necessary as of December 31, 2019 (Predecessor).

Concentration of Risk

The Company maintains cash and cash equivalent balances with major financial institutions, which at times exceed federally insured limits. The Company monitors the financial condition of such financial institutions and has experienced no losses associated with these accounts.

In the exploration, development and production business, production is normally sold to relatively few customers. Substantially all of the Company’s customers are concentrated in the oil and natural gas industry and revenue can be materially affected by current economic conditions, the price of certain commodities such as crude oil and natural gas and the availability of alternate purchasers. The Company believes that the loss of any of its major purchasers would not have a long-term material adverse effect on its operations. During the four months ended December 31, 2020

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

(Successor), our three largest third-party purchasers accounted for 49%, 14% and 7%, respectively of our receipts from oil and natural gas sales. During the eight months ended August 31, 2020 (Predecessor), our three largest third-party purchasers accounted for 51%, 21% and 11%, respectively of our receipts from oil and natural gas sales. During the twelve months ended December 31, 2019 (Predecessor), our three largest third-party purchasers accounted for 23%, 22% and 20%, respectively of our receipts from oil and natural gas sales.

The Company utilizes derivative financial instruments to manage risks related to changes in crude oil and natural gas prices. The derivative transactions expose the Company to risk of financial loss if a counterparty fails to perform under the terms of the derivative contract and the Company may not be able to realize the benefit of the derivative contract. The Company enters into derivative financial agreements with major financial institutions which it believes to be reputable and currently represent acceptable credit risk. There is no single counterparty with which the Company has existing derivative financial instrument agreements in place that represents greater than 30% of the outstanding derivative positions as of December 31, 2020 (Successor) or 2019 (Predecessor). Furthermore, the Company was in a liability position with all of its counterparties as of December 31, 2020 (Successor) and 2019 (Predecessor).

Business Combinations

The Company accounts for its business acquisitions under the acquisition method of accounting in accordance with FASB ASC Topic 805, Business Combinations (“ASC 805”), which requires the acquiring entity in a business combination to recognize the fair value of all assets acquired, liabilities assumed, and any non-controlling interest in the acquiree; and establishes the acquisition date as the fair value measurement point. Accordingly, the Company will recognize assets acquired and liabilities assumed in business combinations, including contingent assets and liabilities and noncontrolling interest in the acquiree, based on fair value estimates as of the date of acquisition, which in instances related to oil and natural gas properties are derived from NYMEX future pricing applied to the reserves and adjusted for pricing differentials. In accordance with ASC 805, the Company recognizes and measures goodwill as of the acquisition date, if the consideration paid exceeds the fair value of the identified net assets acquired. All acquisition-related transaction costs are expensed as incurred rather than capitalized as a part of the cost of the acquisition.

Inventory

Inventory consists primarily of materials and supplies inventories and crude oil in tanks. Materials and supplies inventories consist of production equipment and tubular goods that are carried at the lower of cost or market and included in Inventory on the consolidated balance sheets. Materials and supplies inventories included in Inventory on the consolidated balance sheets were $6.1 million and $3.3 million as of December 31, 2020 (Successor) and December 31, 2019 (Predecessor), respectively. Crude oil inventory is carried at the lower of cost or market and is included in Inventory on the consolidated balance sheets. Crude oil inventories included in Inventory on the consolidated balance sheets were $1.2 million and $1.4 million as of December 31, 2020 (Successor) and December 31, 2019 (Predecessor), respectively.

Oil and Natural Gas Properties

The Company uses the full cost method of accounting for its oil and natural gas properties. Under this method, the costs of unsuccessful, as well as successful, exploration and development activities are capitalized as oil and natural gas properties. This includes any internal costs that are directly related to property acquisition, exploration and development activities, but does not include any

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

costs related to production, general corporate overhead or similar activities. Gain or loss on the sale or other disposition of oil and natural gas properties is not recognized unless the sale or disposition would significantly alter the relationship between capitalized costs and proved reserves.

Proved properties are amortized using the units of production method (“UOP”). The UOP calculation, in its simplest terms, multiplies the percentage of estimated proved reserves produced during the period by the cost of those reserves. The amortization base in the UOP calculation includes the sum of proved property, net of accumulated depreciation, depletion and amortization (“DD&A”), estimated future development costs (future costs to access and develop proved reserves) and asset retirement costs that are not already included in oil and natural gas properties, less related salvage value.

Acquisition costs are allocated between proved and unproved reserves based on their fair value. Determination of fair value includes estimates of discounted future net revenues related to proven and unproven reserves. Oil and natural gas properties include costs that are excluded from costs being depleted or amortized. Oil and natural gas property costs excluded represent volumes that we expect to develop later than five years from the balance sheet date and investments in unproved properties and include non-producing leasehold, geological and geophysical costs associated with leasehold or drilling interests and exploration costs. The Company excludes these costs until the project is evaluated and proved reserves are established or impairment is determined. Excluded costs are reviewed at least annually to determine if impairment has occurred. The amount of any evaluated or impaired oil and natural gas properties is transferred to capitalized costs being amortized.

Under the full-cost method of accounting, the net book value of oil and natural gas properties may not exceed a calculated “ceiling.” The ceiling limitation is the estimated future net cash flows from proved oil and natural gas reserves, discounted at 10 percent per annum. Estimated future net cash flows exclude future cash outflows associated with settling accrued asset retirement obligations. The estimated future net cash flows are calculated using an unweighted arithmetic average of commodity prices in effect on the first day of each of the previous twelve months, held flat for the life of the production, except where prices are defined by contractual arrangements. Any excess of the net book value of proved oil and natural gas properties over the ceiling is charged to expense and reflected as impairment in the accompanying consolidated statements of operations. The Company recorded $65.8 million of impairment during the four-month period ended December 31, 2020 (Successor). The Company recorded $1 billion of impairment during the eight-month period ended August 31, 2020 (Predecessor). The Company did not record impairment expense for the year ended December 31, 2019 (Predecessor).

Oil and Natural Gas Reserve Quantities

The Company’s estimate of proved reserves is based on the quantities of oil and natural gas that engineering and geological analyses demonstrate, with reasonable certainty, to be recoverable from established reservoirs in the future under current operating and economic parameters. Reserve and economic evaluations of all the Company’s properties are prepared utilizing information provided by management and other information available, including information from the operators of the properties. Reserves and their relation to estimated future net cash flows impact the DD&A and impairment calculations. As a result, adjustments to DD&A and impairment are made concurrently with changes to reserve estimates. The reserve estimates and the projected cash flows derived from these reserve estimates are prepared in accordance with United States accounting guidelines. We require that our third party reserve engineers adhere to these guidelines when preparing the Company’s reserve reports.

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

Other Property and Equipment

Other property and equipment are stated at cost. Improvements or betterments of a permanent nature are capitalized. Expenditures for maintenance and repairs are charged to expense when incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal. Gains or losses resulting from property disposals are credited or charged to operations in the period of disposal. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the assets. The useful lives of the Company’s other property and equipment are as follows:

Furniture and office equipment3-5 years

Computer hardware and software1-3 years

Automobiles5 years

Revenue Recognition

Effective January 1, 2019, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”) and all related ASU’s (“ASU 2014-09”). Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services.

In accordance with ASC 606, the Company considers the following indicators of the transfer of control to determine the point in time at which control transfers to its customers: (i) the Company has a present right to payment for the asset; (ii) the customer has legal title to the asset; (iii) the Company has transferred physical possession of the asset; and (iv) the customer has the significant risks and rewards of ownership.

Please refer to Note 4 – Revenue from Contracts with Customers for additional discussion.

Asset Retirement Obligations

The Company follows FASB ASC 410-20, Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset.

FASB ASC 410-20 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depleted over the life of the asset. An ongoing accretion expense is recognized for changes in the value of the liability as a result of the passage of time. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize either an increase or decrease to the full cost pool of the oil and natural gas properties on settlement.

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

Share-Based Compensation Expense

The Company has a share-based Management Incentive Plan that provides for the issuance of restricted member equity units consisting of MIP Units (as defined in Note 10 - Members’ Equity) with various vesting requirements. The Company determines compensation expense for each MIP Unit with only service-based vesting requirements based on the grant date fair value, and such expense is recognized over the applicable vesting period via the accelerated recognition method. The Company determines compensation expense for each MIP Unit with performance-based vesting requirements based on the grant date fair value, and such expense is recognized over the period expected to be satisfied. When such performance conditions relate to a Sale Transaction or change of control, the compensation expense is recognized when the underlying performance criteria is consummated. The Company accounts for forfeitures as they occur.  Refer to Note 11 - Stock-Based Compensation for additional information.

Deferred Financing Costs

The Company capitalizes costs incurred in connection with obtaining financing. These costs are amortized over the term of the related financing using the straight-line method, which approximates the effective interest method. The amortization expense is recorded as a component of interest expense in the consolidated statements of operations.  Deferred financing costs related to the Company’s Credit Facility are included in deferred financing costs, net and the deferred financing costs related to the Senior Notes are included in long-term debt, net, on the Company’s consolidated balance sheets. Financing costs associated with the execution of the DIP and Exit Facilities were recorded as Reorganization Items, net in the accompanying consolidated statements of operations in accordance with ASC 852. See Note 2 – Fresh Start Accounting for additional information.

Derivative Instruments

The Company utilizes derivative financial instruments to manage risks related to changes in oil and natural gas prices. As of December 31, 2020 and 2019, the Company utilized swaps and two-way costless collar options to reduce the volatility of oil and natural gas prices on a significant portion of its future expected oil and natural gas production. The Company also utilizes derivative financial instruments to manage risks related to changes in market interest rates (see Note 12 - Derivative Instruments).

The derivative instruments are measured at fair value and are included in the accompanying consolidated balance sheets as derivative assets and derivative liabilities. The Company has not designated any of the derivative contracts as fair value or cash flow hedges. Therefore, the Company does not apply hedge accounting to the derivative instruments. Gains and losses from valuation changes in derivative instruments are reported in (loss) gain on derivatives on the Company’s consolidated statements of operations. The Company’s cash flow is only impacted when the actual settlements under the derivative contracts result in making or receiving a payment to or from the counterparty. These settlements under the derivative contracts are reflected as operating activities in the Company’s consolidated statements of cash flows.

The Company’s determination of contract fair value takes into consideration credit risk, the counterparty’s credit worthiness, and the time value of money. Please refer to Note 12 - Derivative Instruments for additional discussion on derivative instruments.

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

Income Taxes

The Company is not a federal taxpaying entity. No provision for federal income taxes has been recorded in the Company’s consolidated financial statements. Company income or losses are reflected in the members’ individual tax returns.

The Company is not subject to state income tax. No provision for state income taxes is recorded in the Company’s consolidated financial statements. Company income or losses are reflected in the members’ individual tax returns.

None of the Company’s state or federal income tax returns are currently under examination by state or federal authorities. However, federal and state tax returns for 2016 forward remain subject to examination by the Internal Revenue Service and state taxing authorities, respectively.

Management has evaluated the Company’s tax positions and concluded that there are no uncertain tax positions that require adjustment to the consolidated financial statements at December 31, 2020 (Successor) or 2019 (Predecessor). If incurred, tax-related interest and penalties would be recorded in income tax expense in the consolidated statements of operations.

Commitments and Contingencies

Liabilities for loss contingencies, including environmental remediation costs, arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

4.	Revenue from Contracts with Customers

The Company enters into contracts with customers to sell its produced oil and natural gas. Revenue attributable to these contracts is recognized in accordance with the five-step revenue recognition model prescribed in ASC 606. Specifically, revenue is recognized when the Company’s performance obligations under these contracts are satisfied, which generally occurs when control of oil and natural gas transfers to the customer and collectability is reasonably assured. In accordance with ASC 606, the Company considers the following indicators of the transfer of control to determine the point in time at which control transfers to its customers: (i) the Company has a present right to payment for the asset; (ii) the customer has legal title to the asset; (iii) the Company has transferred physical possession of the asset; and (iv) the customer has the significant risks and rewards of ownership.

The Company recognizes oil and natural gas sales revenue at the point in time when control of the product transfers to the customer, which differs depending on the contractual terms of each of the Company’s arrangements with its customers. This generally occurs when oil or natural gas has been delivered to a pipeline or inlet flange of the customers’ midstream processing system.  Transfer of control drives the presentation of transportation, gathering, processing, and other post-production expenses (“other production costs”) within the accompanying consolidated statements of operations. Fees and other deductions incurred prior to control transfer are recorded within the other production costs line item on the accompanying consolidated statements of operations, while fees and other deductions incurred subsequent to the control transfer are recorded as a reduction of oil and natural gas sales revenue.

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

Oil and Natural Gas Sales

The Company has two general categories under which oil and natural gas sales revenue is generated.

1)The Company sells oil production at or near the wellhead and receives an agreed-upon index price from the purchaser, net of basis, quality and transportation differentials. Under this arrangement, control transfers at or near the wellhead.
2)The Company sells unprocessed natural gas to a midstream processor at the wellhead or inlet of the midstream processing entity’s system. The midstream processor gathers and processes the raw natural gas stream and remits proceeds to the Company from the ultimate sale of the processed natural gas liquids (“NGLs”) and residue gas to third parties. In such arrangements, the midstream processor obtains control of the product at the wellhead or inlet and is considered the Company’s customer. Proceeds received for unprocessed gas under these arrangements are reflected as natural gas sales revenues in the consolidated statements of operations and are recorded net of transportation and processing fees incurred by the midstream processor after control has transferred.

To the extent actual product volumes and related prices are unavailable for a given reporting period because of timing or information not yet received from third parties, the expected sales volumes and prices for those properties are estimated and recorded as “Accounts receivable – oil and natural gas sales” in the accompanying consolidated balance sheets.

Significant Judgments

Significant judgments made in applying the guidance in ASC 606 relate to the point in time when control transfers to customers in the Company’s natural gas purchase arrangements with midstream processors. The Company engages in various types of transactions in which midstream entities process its natural gas and subsequently market resulting NGLs and residue gas to third-party customers on the Company’s behalf, such as the Company’s percentage-of-proceeds and gas purchase contracts. These types of transactions require judgment to determine whether the Company is the principal or the agent in the contract and, as result, whether revenues are recorded gross or net of midstream processing fees. The Company does not believe that significant judgements are required with respect to the determination of the transaction price, including amounts that represent variable consideration, as volume and price carry a low level of estimation uncertainty given the precision of volumetric measurements and the use of index pricing with predictable differentials. Accordingly, the Company does not consider estimates of variable consideration to be constrained.

Transaction price allocated to remaining performance obligations

For the Company’s product sales that have a contract term of one year or less, the Company has utilized the practical expedient in ASC 606 that exempts it from disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less.

For the Company’s product sales that have a contract term greater than one year, the Company has utilized the practical expedient in ASC 606 that states it is not required to disclose the transaction price allocated to the remaining performance obligations if the variable consideration is allocated entirely to a wholly unsatisfied performance obligation. Under these sales contracts, each unit of product represents a separate performance obligation; therefore future volumes are wholly unsatisfied and disclosure of the transaction price allocated to remaining performance obligations is not required.

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

Disaggregation of Revenue

The Company has identified two material revenue streams in its business under ASC 606: oil sales and natural gas sales. Revenue attributable to each of the Company’s identified revenue streams is disaggregated in the table below.

Natural gas sales of ($0.8) million and ($8.7) million are net of $5.3 million and $21.9 million of associated gathering, processing and transportation costs paid to midstream entities that are considered our customers under ASC 606 for the four-month period ended December 31, 2020 (Successor) and eight-month period ended August 31, 2020 (Predecessor). Natural gas sales of $1.9 million are net of $32.6 million of associated gathering, processing and transportation costs paid to midstream entities that are considered our customers under ASC 606 for the year ended December 31, 2019 (Predecessor).

Contract Balances

Under the Company’s product sales contracts, the Company is entitled to payment from purchasers once its performance obligations have been satisfied upon delivery of the product, at which point payment is unconditional. Settlement statements from the purchasers of hydrocarbons and the related cash consideration are generally received 30 to 60 days after production has occurred. As a result, the Company must estimate the amount of production delivered to the customer and the consideration that will ultimately be received for sale of the product. Estimated revenue due to the Company is recorded within “Accounts receivable: oil and natural gas sales” on the accompanying consolidated balance sheets until payment is received. The accounts receivable balances from contracts with customers within the accompanying consolidated balance sheets as of December 31, 2020 and 2019 were $31.2 million and $78.6 million, respectively.

To estimate accounts receivable from contracts with customers, the Company uses knowledge of its properties, historical performance, contractual arrangements, NYMEX spot market prices, quality and basin differentials, and other factors as the basis for these estimates. Differences between estimates and actual amounts received for product sales are recorded in the month that payment is received from the purchaser. Revenue recognized for the four-month period ended December 31, 2020 (Successor), eight-month period ended August 31, 2020 (Predecessor) and year ended December 31, 2019 (Predecessor) that related to performance obligations satisfied in prior reporting periods was immaterial.

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

5.	Oil and Natural Gas Properties

Capitalized costs related to the Company’s oil and natural gas producing activities and the related amounts of accumulated DD&A and impairment are as follows (in thousands):

DD&A expense related to oil and natural gas properties was $16.9 million and $102.2 million for the four-month period ended December 31, 2020 (Successor) and eight-month period ended August 31, 2020 (Predecessor), respectively. DD&A expense related to oil and natural gas properties was $175.3 million for the year ended December 31, 2019 (Predecessor).

As a result of a sharp decline in commodity prices, the postponement of the Company’s drilling and completion program and the significant uncertainty surrounding the Company’s ability to fund future capital activity due to lack of liquidity, the Company derecognized the entirety of the Company’s remaining unproved properties balance and transferred $281.3 million to the Company’s full cost pool during the eight-month period ended August 31, 2020 (Predecessor).  The Company recorded a non-cash ceiling test impairment for the eight-month period ended August 31, 2020 of $1 billion which reduced oil and natural gas properties, net on the Predecessor consolidated balance sheet.

The Company recorded an additional $65.8M of non-cash ceiling test impairment for the four-month period ended December 31, 2020 which reduced the oil and natural gas properties, net on the Successor consolidated balance sheet. The impairment was the result of a significantly lower 12-month SEC price compared to the forward strip used to value our assets during fresh start accounting as discussed in Note 2 – Fresh Start Accounting. The impairment charges affected the Company’s results of operations but did not reduce its cash flow. In addition to commodity prices, the Company’s production rates, levels of proved reserves, future development costs, transfers of unproved properties and other factors will determine its actual ceiling test calculation and impairment analysis in future periods. If the trailing 12-month commodity prices continue to fall as compared to the commodity prices used in prior periods, the Company could have material write downs in subsequent periods. No impairment expense was recorded for the year ended December 31, 2019 (Predecessor).

6.	Divestitures

On October 31, 2019, the Company entered into an agreement to sell a unit in Williams County, North Dakota to a third party. The closing date of such transaction was November 22, 2019 and the effective date was September 1, 2019. The sales price was $5.65 million, subject to customary purchase price adjustments for oil and natural gas operations for the period between the effective date and the final closing date. The divestiture did not significantly alter the relationship between

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

capitalized costs and proved oil and gas reserves.  Net proceeds from the sale were credited against the Company’s full cost pool during the year ended December 31, 2019 (Predecessor).

On January 10, 2020, the Company entered into an agreement to sell a 30% non-operated wellbore-only working interest in certain drilled, but not completed, wells located in the South Fort Berthold Indian Reservation to a third party (“Third Party WI Sell Down Agreement”). The closing date of such transaction was January 16, 2020 and the effective date was June 1, 2019. The Third Party WI Sell Down Agreement was amended on April 22, 2020 to insert a sixty (60) day pricing requirement based on Bakken Clearbrook (the “Pricing Requirement”) prior to commencement of completions and to extend the time period of the Company to send an authority for expenditure for such completions and the time period to commence completions (subject to the Pricing Requirement). The sales price was $10.6 million, subject to customary purchase price adjustments for oil and natural gas operations for the period between the effective date and the final closing date.  In addition, the Company will receive the third party’s proportionate share of completion costs when incurred. The divestiture did not significantly alter the relationship between capitalized costs and proved oil and natural gas reserves.  Net proceeds from the sale were credited against the Company’s full cost pool during the eight-month period ended August 31, 2020 (Predecessor).

7. Accrued Liabilities

Accrued liabilities consists of the following (in thousands):

8.	Asset Retirement Obligations

The following summarizes the changes in the asset retirement obligations (in thousands):

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

9.	Debt, net

Long-term debt consists of the following (in thousands):

Successor Exit Facility

On the Effective Date, the Company entered  into a credit agreement (the “Exit Facility Credit Agreement”) which provided for a $230 million revolving credit facility with a syndicate of banks with initial aggregate commitments in the amount of $230 million, subject to a borrowing base. The initial borrowing base under the Exit Facility Credit Agreement is $250 million. The Exit Facility matures on February 24, 2024 and is secured by the Company’s and its subsidiaries’ oil and natural gas properties, facilities and equipment. The borrowing base is scheduled to be re-determined semi-annually on April 1st and October 1st  commencing on April 1, 2021. As of December 31, 2020, the Exit Facility borrowing base was $250 million, subject to current Elected Commitments of $230 million.

As of December 31, 2020, we had outstanding borrowings of $132 million and outstanding letters of credit of $8.2 million under our Exit Facility.

Interest on borrowings under the Exit Facility is payable at one of the following two variable rates as selected by the Company: (1) an adjusted base rate (“ABR”), calculated as the greatest of (a) the agent bank’s Prime Rate, (b) the Federal Funds Effective rate plus 0.5% or (c) the Adjusted LIBO Rate (as defined in the Exit Facility Credit Agreement) for the one-month interest period plus 1%, not to be less than 2%; or (2) the Eurodollar Rate (as defined in the Exit Facility Credit Agreement), based on the Adjusted LIBO Rate, not to be less than 1%.  Either rate is adjusted upward by an Applicable Margin based on utilization percentage of the Borrowing Base then in effect.  At December 31, 2020, the weighted-average interest rate on borrowings under our Exit Facility was 4.5%.

The Applicable Margin for borrowings under the Prime Rate and LIBOR was as follows as of December 31, 2020:

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

The Exit Facility contains a number of customary covenants that require the Company to maintain certain financial ratios which include: (1) total debt to earnings before interest, taxes, depreciation, amortization and exploration (“EBITDAX”) must not exceed 3.5 to 1.0 and (2) the ratio of current assets (including the amount of unused commitments under the facility, but excluding non-cash assets accounted for under ASC 815) to current liabilities (excluding non-cash obligations accounted for under ASC 815 and current amounts due under the facility), may not be less than 1.0 to 1.0. The financial covenants are determined based on the last day of each fiscal quarter beginning with the quarter ended March 31, 2021.

Predecessor DIP Facility

On July 21, 2020, in connection with the Chapter 11 Cases, we entered into the DIP Facility Credit Agreement. The DIP Facility provided a senior secured superiority debtor-in-possession revolving  credit facility in an aggregate principal amount of up to $230 million consisting of (i) a new money revolving loan facility in an aggregate amount of up to $115 million, including a sub-facility for the issuance of Letters of Credit up to $11 million, and (ii) a term loan to roll-up a portion of the principal of the loans outstanding under the Credit Facility in an aggregate amount of $115 million. The DIP Facility provided financing with a 6-month maturity on January 20, 2021.

The execution of the DIP Facility Credit Agreement effectively decreased the borrowing base of the Predecessor Credit Facility from $400 million to $230 million as the Company no longer had borrowing capacity on the Predecessor Credit Facility effective as of the Petition Date as discussed further in the section below. The Company wrote off a proportionate share of unamortized deferred financing costs associated with the Credit Facility and recognized a loss on debt extinguishment of $3.2 million reflected in (loss) gain on debt extinguishment in the consolidated statements of operations.

Interest on borrowings under the DIP Facility was payable at one of the following two variable rates as selected by the Company: (1) an adjusted base rate (“ABR”), calculated as the greatest of (a) the agent bank’s Prime Rate, (b) the Federal Funds Effective rate plus 0.5% or (c) the Adjusted LIBO Rate (as defined in the DIP Facility Credit Agreement) for the one-month interest period plus 1%; or (2) the Eurodollar Rate (as defined in the Exit Facility Credit Agreement), based on the Adjusted LIBO Rate.  Either rate is adjusted upward by an Applicable Margin  with respect to (i) any ABR loan, 5% per annum and (ii) any Eurodollar Rate loan, 6%.

The DIP Facility contained a number of customary covenants and events of default of which the Company was in compliance with during the DIP period. The DIP facility was paid in full and terminated upon our emergence from the Chapter 11 Cases on the Effective Date with the proceeds from the Exit Facility.

Predecessor Credit Facility

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

On September 7, 2017, the Company entered into an amended and restated Credit Agreement, which provided for a $1.5 billion revolving credit facility with a syndicate of banks and an initial available borrowing base of $775 million (the “Credit Facility”). The Credit Facility matured on September 7, 2022 and was secured by the Company’s and its Subsidiaries’ oil and natural gas properties, facilities and equipment. Pursuant to the First Amendment to the Credit Facility, dated April 26, 2018, the borrowing base was scheduled to be re-determined semi-annually on April 1st and October 1st. As of December 31, 2019, the Credit Facility borrowing base was $725 million, subject to current Elected Commitments of $710 million.

On April 22, 2019, the Company entered into the Third Amendment to the Credit Facility allowing for redemption of up to $50 million of Senior Notes, as defined hereafter, subject to unused total commitments under the Credit Facility being equal to or greater than 15% of total commitments and further subject to the ratio of total funded indebtedness outstanding as of such date to EBITDAX for four fiscal quarters ending the last day of the preceding fiscal quarter not exceeding 4.00 to 1.00.

Outstanding borrowings under the Credit Facility were $569.8 million as of December 31, 2019.

On April 6, 2020, the lenders under the Credit Facility redetermined the borrowing base from $725 million to $400 million. As a result, the Company had a deficiency under the Credit Facility of approximately $170 million, which the Company elected to cure in monthly installments over a six-month period commencing on May 4, 2020. The Company and the required lenders entered into a Forbearance Agreement, Limited Waiver and Fifth Amendment to Amended and Restated Credit Agreement whereby, among other things, the required lenders agreed to forbear from exercising certain remedies under the Credit Agreement until May 18, 2020 as a result of (i) a potential default caused by the Company’s failure to make the first deficiency installment payment until May 18, 2020 and (ii) other potential defaults including failure to satisfy the financial covenants for the fiscal quarter ended March 31, 2020.  The Company and the required lenders subsequently entered into additional amendments to the Forbearance Agreement, Limited Waiver and Fifth Amendment to Amended and Restated Credit Agreement to extend forbearance while negotiating restructuring terms. On July 17, 2020, the Company and its subsidiaries each filed Bankruptcy Petitions. Outstanding borrowings under the Credit Facility were $510.3 million on the Petition Date.

The Company wrote-off a proportionate share of unamortized deferred financing costs associated with the Credit Facility in connection with the April 6, 2020 borrowing base reduction and recorded a loss on debt extinguishment of $2.5 million reflected as (loss) gain on debt extinguishment in the consolidated statements of operations.

Upon occurrence of the Effective Date, the Credit Facility was terminated in accordance with the Plan. See Note 1 - Emergence from Voluntary Reorganization under Chapter 11 for more information regarding the termination of the Credit Facility Agreement.

Interest on borrowings under the Credit Facility was payable at one of the following two variable rates as selected by the Company: (1) an adjusted base rate (“ABR”), calculated as the greatest of (a) the agent bank’s Prime Rate, (b) the Federal Funds Effective rate plus 0.5% or (c) the Adjusted LIBO Rate (as defined in the Credit Facility) for the one-month interest period plus 1%; or (2) the Eurodollar Rate (as defined in the Credit Facility), based on the Adjusted LIBO Rate.  Either rate is adjusted upward by an Applicable Margin based on utilization percentage of the Borrowing Base then in effect. The Credit Agreement further provided that if an event of default had occurred and was continuing (regardless of the existence of a forbearance agreement with respect thereto), the Majority Lenders or the Administrative Agent at the direction of the Majority Lenders, may elect to

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

charge a default rate at a rate per annum equal to two percent (2%) plus the rate applicable to ABR Loans as provided under the Credit Agreement (“Default Rate”) (with such interest to be retroactive to the date of such event of default). On May 19, 2020, the Administrative Agent under the Credit Facility  notified the Company  of the Majority Lenders’ election to (i) charge interest on all outstanding loans  at the Default Rate and (ii) increase the letter of credit fees charged under the Credit Agreement by two percent (2%) per annum over the applicable rate. The Default Rate and the increase to the letter of credit fees became applicable on May 4, 2020, and all  balances outstanding under the Credit Facility were assessed interest at the default rate. At the Petition Date, the weighted-average interest rate on borrowings under our Credit Facility was 7.25%.  At December 31, 2019, the weighted-average interest rate on borrowings under our Credit Facility was 4.57%.

The Applicable Margin for borrowings under the Prime Rate and LIBOR was as follows as of the Petition Date and December 31, 2019 (excluding the impact of the Default Rate):

The Credit Facility contained a number of customary covenants that required the Company to maintain certain financial ratios which included: (1) total debt to earnings before interest, taxes, depreciation, amortization and exploration (“EBITDAX”) must not exceed 4.0 to 1.0 and (2) the ratio of current assets (including the amount of unused commitments under the facility, but excluding non-cash assets accounted for under ASC 815) to current liabilities (excluding non-cash obligations accounted for under ASC 815 and current amounts due under the facility), may not be less than 1.0 to 1.0. The financial covenants were determined based on the last day of each fiscal quarter.

As noted above, as of the Petition Date, the Company was not in compliance with certain financial covenant ratios required under the existing Credit Facility.

Predecessor Senior Unsecured Notes Due 2023

On July 26, 2018, the Company issued at par $600 million of 8.875% senior unsecured notes due August 1, 2023 (the “Senior Notes” and the “Senior Notes Offering”), which resulted in aggregate proceeds of $585.9 million, after deducting initial purchaser fees, commissions, costs and expenses related to the Senior Notes Offering. Financing costs of approximately $14.4 million incurred related to the issuance of the Senior Notes were deferred and was amortized over the life of the Senior Notes and are reflected in Debt, net on the consolidated balance sheets.

During 2019, the Company repurchased and canceled Senior Notes on the open market with an aggregate principal value of $27.7 million for total consideration of $23 million, plus accrued and unpaid interest. The Company wrote-off $0.5 million of deferred financing costs in connection with the Senior Note repurchase and cancelations. A gain on debt extinguishment of $4.2 million is reflected as (loss) gain on debt extinguishment in the consolidated statements of operations.  In January 2020, the Company repurchased and canceled Senior Notes with an aggregate principal value of $5.6 million for total consideration of $3.8 million plus accrued and unpaid interest. The

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

Company wrote-off $0.1 million of deferred financing costs in connection with the Senior Note repurchase and cancelations. A gain on debt extinguishment of $1.7 million is included in (loss) gain on debt extinguishment in the consolidated statements of operations. As of December 31, 2019, we had outstanding borrowings under our Senior Notes of $572.3 million, exclusive of $9.8 million of unamortized deferred financing costs.

The interest on the Senior Notes was payable on February 1 and August 1 of each year. The Senior Notes also contained affirmative and negative covenants that, among other things, limited the Company's and the guarantors' ability to make certain investments; declare or pay dividends or make any other payment to holders of the Company’s or any of its guarantors’ equity interests; repurchase or redeem equity interests of the Company; repurchase or redeem subordinated indebtedness; incur additional indebtedness or issue preferred stock; create certain liens outside the course of normal operations; utilize proceeds from the sale of assets; enter into agreements that restrict dividends or other payments by restricted subsidiaries; consolidate, merge or transfer all or substantially all of the assets of the Company without making certain offers to noteholders; engage in transactions with the Company's affiliates; engage in any business other than the oil and gas business; and create unrestricted subsidiaries.

At any time prior to August 1, 2020, the indenture governing the Senior Notes allowed us, on any one or more occasions, to redeem up to 35% of the aggregate principal amount of the Senior Notes with an amount of cash not greater than the net cash proceeds of certain equity offerings at a redemption price equal to 108.875% of the principal amount of the Senior Notes redeemed, plus any accrued and unpaid interest to the date of redemption; provided that at least 65% of the aggregate principal amount issued under the indenture governing the Senior Notes remained outstanding immediately after such redemption and the redemption occurred within 180 days of the closing date of such equity offering.

At any time prior to August 1, 2020, the indenture governing the Senior Notes allowed us, on any one or more occasions, to redeem all or a part of the Senior Notes at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed, plus a “make-whole” premium and any accrued and unpaid interest as of the date of redemption. On and after August 1, 2020, we could the Senior Notes, in whole or in part, at redemption prices (expressed as percentages of principal amount) equal to 106.656% for the 12- month period beginning on August 1, 2020, 104.438% for the 12-month period beginning August 1, 2021, and 100% beginning on August 1, 2022, plus accrued and unpaid interest to the redemption date.

If we experienced certain defined changes of control, each holder of the Senior Notes may have required us to repurchase all or a portion of its Senior Notes for cash at a price equal to 101% of the aggregate principal amount of such Senior Notes, plus any accrued but unpaid interest to the date of repurchase.

The indenture governing the Senior Notes also contained customary events of default. Upon the occurrence of events of default arising from certain events of bankruptcy or insolvency, the Senior Notes became due and payable immediately without any declaration or other act of the trustee or the holders of the Senior Notes. Upon the occurrence of certain other events of default, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Senior Notes could declare all outstanding Senior Notes to be due and payable immediately. Further, an acceleration of borrowings under our Credit Facility could have resulted in a cross-default of the Senior Notes.

On July 17, 2020, the Company and its subsidiaries each filed Bankruptcy Petitions. Outstanding borrowings under the Senior Notes were $566.7 million on the Petition Date. The Company was not in compliance with certain financial covenant ratios required under the Credit Facility as of the Petition Date and the filing of the Bankruptcy Petitions represent occurrences of default.  Upon

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

occurrence of the Effective Date, the Senior Notes were terminated in accordance with the Plan. See Note 1 - Emergence from Voluntary Reorganization under Chapter 11 for more information regarding the termination of the Senior Notes.

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

Interest Expense

Interest expense of $2.5 million for the four-month period ended December 31, 2020 did not include amortization of deferred financing costs as costs incurred related to execution of the Exit Facility are included in reorganization items, net on the consolidated statements of operations. Interest expense of $48.1 million for the eight-month period ended August 31, 2020 included amortization of deferred financing costs of $2.7 million. Interest expense of $84.7 million for the year ended December 31, 2019 included amortization of deferred financing costs of $6 million.

The following is a summary of future maturities of long-term debt as of December 31, 2020 (in thousands):

10.Members’ Equity

Successor

On the Effective Date, the Successor entered into the Successor LLC Agreement to provide for, among other things, the authority to issue a single class of new membership units (“Units”). Pursuant to the Plan, 92.5% of Units were issued to holders of the Credit Facility outstanding immediately prior to the Effective Date and 7.5% of Units were issued to holders of the Senior Notes, in each case, prior to dilution resulting from the issuance of restricted units to employees. The Units represent ordinary equity invested by Bruin’s members and have voting rights. Distributions paid by the Company are paid to the Members in proportion to their respective pro rata interests once declared by the Board of Directors.

Pursuant to the Plan, the Company adopted the Bruin Purchaser, LLC Restricted Unit Incentive Plan Agreement (the “Management Incentive Plan”) under which the Company may grant up to 36,666,667 Units to key employees (“MIP Units”) representing 10% of the total equity value of the Company as of the Effective Date. The MIP Units are subject to the applicable provisions of the Successor LLC Agreement and are subject to certain vesting requirements. MIP Units issued but that have not met the vesting requirements are referred to as restricted Units. MIP Units represent ordinary equity issued to employees and have voting rights. Any distribution on account of a non-vested MIP Unit shall be held by the Company and paid to the Member within 10 days following the date upon which its restricted MIP Units become vested.

On the Effective Date, the Company issued a total of 348,333,334 units including 18,333,334 MIP Units. In December 2020, the Company issued an additional 14,331,667 MIP Units to certain officers and key employees. A total of 1,195,333 MIP Units were forfeited during the four-month period ended December 31, 2020 (refer to Note 11 - Stock-Based Compensation for additional information). As of December 31, 2020, the Company had a total of 361,469,668 Units outstanding, which included

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

31,324,334 unvested MIP Units. A total of 3,501,667 MIP Units remained unissued as of December 31, 2020 for future issuances to officers and key employees.

Predecessor

Bruin E&P Partners, LLC had two classes of equity, Class A Membership Interests (“Class A”) and Class B Units (“Class B”). Class A represents ordinary equity invested by Bruin’s sponsor and management, had voting rights and receives preferred treatment to all other classes of equity. The Company’s Amended and Restated Limited Liability Agreement dated as of December 31, 2016, as amended allowed for an unlimited amount of Class A Membership Interests.  Each Class A was expressed as an ownership percentage as opposed to a number of units.

Class B Units represented a management profits interest. The Company was authorized to issue 1,000,000 Class B Units. As of December 31, 2018, there were 96,386 Class B Units outstanding. In December 2019, the Company issued 102,029 additional Class B Units, resulting in 198,414 units outstanding as of December 31, 2019. The holders of the Class B units had no voting rights and shared in distributions of the Company if the Management Committee, as defined in the LLC Agreement, determined there were distributable amounts, as defined in the LLC Agreement, at which point a distribution could be made in accordance with the thresholds included in the LLC Agreement.  There were no distributions to Class B unitholders made during the years ended 2019 and 2018.

On the Effective Date, upon emergence from Chapter 11 Cases, all existing units of the Predecessor’s equity  were cancelled and the Successor issued new membership units. Refer to Note 1 - Emergence from Chapter 11 Bankruptcy and Note 2 - Fresh Start Accounting for additional information.

11.Stock-Based Compensation

Original MIP Units

On the Effective Date, the Company established the Management Incentive Plan administered by the Company’s Board of Directors which allows for restricted Units to be granted to provide economic incentives to officers, directors and key employees of the Company. Pursuant to the Successor LLC Agreement, the Company is authorized to grant up to 36,666,667 MIP Units. Holders of MIP Units have voting rights upon vesting, are subject to certain vesting requirements and the ability to transfer the MIP Units is restricted to provisions within the Successor LLC Agreement and Management Incentive Plan Agreement.

Pursuant to the Plan and on the Effective Date, the Company issued 18,333,334  service-based MIP Units (“Original Issuance MIP Units”) to certain Company officers. One-third (1/3) of the Original Issuance MIP Units vest on each of the first three anniversaries of the Effective Date provided the holder is continuously employed with the Company. Any unvested Original Issuance MIP Units vest upon consummation of a Sale Transaction, provided the holder is continuously employed through the consummation of the Sale Transaction. The grant date fair value of the Original MIP Units is based on the reorganization value as described in Note 2 - Fresh Start Accounting.

On December 8, 2020, the Company executed the Bruin Purchaser LLC Amended and Restated Restricted Unit Incentive Plan (the “AR MIP”) which included certain modifications to vesting requirements in the event of Employee Termination. Under the AR MIP, upon a Recipient’s termination without Cause or by Recipient with Good Reason (as defined in the AR MIP), a sufficient number of the Recipient’s units that have not vested shall vest immediately upon the date of termination such that a total of 50% of such Recipient’s Original Issuance MIP Units granted under the agreement shall have vested. The remaining unvested units shall forfeit upon termination.  In

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Notes to Consolidated Financial Statements

the event that a Sale Transaction is consummated within a six-month period following the termination without Cause or by Recipient with Good Reason, then all remaining unvested Original Issuance MIP Units shall immediately vest, notwithstanding the prior forfeiture at termination.

Stock-based compensation related to the Original MIP Units is recognized over the three-year vesting period  via the accelerated  recognition method. The Company recognized $3.3 million of stock-based compensation expense related to the Original MIP Units for the four-month period ended December 31, 2020, which included $0.5 million of expense associated with accelerated vesting of certain units upon employee terminations related to a headcount reduction.

A total of 645,333 Original MIP Units were forfeited during the four-month period ended December 31, 2020.

As of December 31, 2020, there was $10.5 million of unrecognized compensation costs  related to unvested Original MIP Unit awards.

Second MIP Issuance

In December 2020, the Company issued a total of 14,831,667 MIP Units (“Second MIP Issuance Units”) to certain non-named employees (“Non-Named Executives”) and named officers (“Named Executives”) under the Bruin Purchaser LLC Second Restricted Unit Incentive Plan Agreement (“Second MIP Plan”) effective for MIP Units issued after December 1, 2020. Holders of Second MIP Issuance Units have voting rights upon vesting, are subject to certain vesting requirements and the ability to transfer the Second MIP Issuance Units is restricted to provisions within the Successor LLC Agreement and Second MIP Plan. The grant date fair value of the awards was based on a combination of discounted cash flow analysis and third-party market data as of the grant date.

Non-Named Executives

The Company issued a total of 4,565,000 service-based Second MIP Issuance Units to Non-Named Executives. One-third (1/3) of the Second Issuance MIP Units vest on each of the first three anniversaries of the grant date provided the holder remains employed with the Company. Any unvested Second Issuance MIP Units vest immediately upon consummation of a Sale Transaction, provided the holder is continuously employed through the consummation of the Sale Transaction. If a holder of Second MIP Issuance Units is Terminated by Employer without Cause or by Recipient with Good Reason, total unvested MIP Units previously granted to the holder will fully vest upon consummation of a definitive Sale Transaction within a six-month period following termination.

Stock-based compensation related to the Second Issuance MIP Units to Non-Named Executives is recognized over the three-year vesting period via the accelerated recognition method. The Company recognized $0.2 million of stock-based compensation expense related to the Second Issuance MIP Units to Non-Named Executives for the four-month period ended December 31, 2020.

A total of 165,000 Second Issuance MIP Units to Non-Named Executives were forfeited during the four-month period ended December 31, 2020.

As of December 31, 2020, there was $3.7 million of unrecognized compensation costs  related to unvested Second MIP Issuance Unit awards to Non-Named Executives.

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

Named Executives

The Company issued a total of 10,266,667  performance-based Second Issuance Units to Named Executives. Fifty percent of the total Second Issuance Units issued to Named-Executives vests upon the Company’s full repayment of all outstanding principal, interest and penalties (if any) under the Exit Facility provided the holder is employed with the Company as of the date of repayment. The Company recognizes stock-based compensation expense related to the Second Issuance Units that vest upon repayment of the Exit Facility over the period which the Company reasonably estimates full repayment will occur. As of December 31, 2020, the Company estimated full repayment of the Exit Facility to occur in February 2024 and has recognized stock-based compensation expense on a straight-line basis based on a requisite service period through January 2024. The Company will re-assess the estimated requisite service period each reporting period and adjust the related stock-based compensation expense accordingly. The Company recognized $0.1 million of stock-based compensation expense related to Second MIP Issuance Units that vest upon full payment of the Exit Facility during the four-month period ended December 31, 2020.

The remaining fifty percent of the total Second Issuance Units issued to Named Executives vest upon final closing of a Sale Transaction of a Required Company Value as defined in the Second MIP Plan provided the holder is employed with the Company as of the date the Sale Transaction closes. No stock-based compensation expense was recognized during the four-month period ended December 31, 2020 for Second Issuance MIP Units issued that vest upon final close of a Sale Transaction as the performance requirement is only considered satisfied if, and only when a Sale Transaction of the Required Company Value has closed.

A total of 385,000 Second Issuance MIP Units to Named Executives were forfeited during the four-month period ended December 31, 2020.

As of December 31, 2020, there was $8.7 million of unrecognized stock-based compensation costs  related to unvested Second MIP Issuance Unit awards to Named Executives.

The following table summarizes total MIP Units as of December 31, 2020, and changes during the four-month period ended December 31, 2020:

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

The following table summarizes the nonvested MIP Units as of December 31, 2020 and changes during the four-month period ended December 31, 2020:

12.Derivative Instruments

The Company utilizes derivative financial instruments to manage risks related to changes in crude oil and natural gas prices. The Company’s crude oil and natural gas contracts settle monthly based on the average NYMEX West Texas Intermediate crude oil index price or IPE Brent crude oil index price, and the average NYMEX Henry Hub natural gas index price, respectively. The Company also utilizes derivative financial instruments to manage risks related to changes in market interest rates. Our interest rate swap contracts settle monthly based on USD-LIBOR-BBA rates.

At December 31, 2020 (Successor) and 2019 (Predecessor), the Company utilized swaps, two-way costless collar options and call spreads to reduce the volatility of oil and natural gas prices on a significant portion of its future expected oil and natural gas production. A swap establishes a fixed price which the Company will receive for the volumes under contract. A two-way collar is a combination of options: a sold call and a purchased put, which establishes a minimum price (floor) and maximum price (ceiling) the Company will receive for the volumes under contract. The Company also used swaps to reduce the volatility of interest rates associated with its variable rate debt. An interest rate swap contract establishes a fixed interest rate which the Company will pay for the principal amount under contract.

All derivative instruments are recorded on the Company’s consolidated balance sheets as either assets or liabilities measured at their fair value (see Note 13 - Fair Value Measurements). The Company has not designated any derivative instruments as hedges for accounting purposes and does not enter into such instruments for speculative trading purposes. If a derivative does not qualify as a hedge or is not designated as such, the changes in fair value are recognized on the Company’s consolidated statements of operations as a net gain or loss on derivative instruments.

The Company’s cash flow is only impacted when the actual settlements under the derivative contracts result in making a payment to or receiving a payment from the counterparty. Cash settlements are reflected as operating activities in the Company’s consolidated statements of cash flows.

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

At December 31, 2020 (Successor) and 2019 (Predecessor), the Company had the following outstanding derivative instruments (in thousands except volume and contract prices):

As of December 31, 2020

Commodity Derivatives

Period	Contract Type	Volume	Index	Contract Price	Estimated Fair Value Asset (Liability)	
Oil		Bbls				
1/1/21 - 10/1/23	Swaps	4,795,500	WTI	$40.52 - $47.00	$	(24,937)
1/1/21 - 8/31/22	Collars	730,000	WTI	Floor price ranging: $5.00 Ceiling price ranging: $75.00		(769)
					$	(25,706)

Interest Rate Derivatives

Period	Contract Type	Notional USD (MM)		Rate	Interest Rate	Estimated Fair Value Asset (Liability)	
1/1/21 - 12/31/22	Swaps	$	162,500	USA-LIBOR-BBA	1.43% - 2.22%	$	(2,926)

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

In accordance with the FASB’s authoritative guidance on disclosures about offsetting assets and liabilities, the Company is required to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting agreement. The Company’s derivative instruments are presented as assets and liabilities on a net basis by counterparty, as all counterparty contracts provide for net settlement. No margin or collateral balances are deposited with counterparties, and as such, gross amounts are offset to determine the net amounts presented in the Company’s consolidated balance sheets.

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

The following tables summarize the location and fair value of all outstanding derivative instruments recorded in the Company’s consolidated balance sheets at December 31, 2020 (Successor) and 2019 (Predecessor) (in thousands):

13.Fair Value Measurements

ASC 820, Fair Value Measurement and Disclosure, establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Levels within the hierarchy are defined as follows:

Level 1: Quoted prices are available in active markets for identical assets or liabilities;

Level 2: Quoted prices in active markets for similar assets and liabilities that are observable for the asset or liability;

Level 3: Unobservable pricing inputs that are generally less observable from objective sources.

The financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. There were no transfers between levels during any periods presented below.

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

The following table summarizes the fair value of derivative instruments at December 31, 2020 (Successor) and 2019 (Predecessor) (in thousands):

The following methods and assumptions were used to estimate the fair value of the assets and liabilities.

Derivative Instruments

The Company utilizes swaps and collars to hedge commodity price risk.  The Company also utilizes swaps to manage risks related to changes in market interest rates. The Company determines its estimate of the fair value of derivative instruments using a market-based approach that takes into account several factors, including quoted market prices in active markets, implied market volatility factors, quotes from third parties and credit ratings.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, derivative instruments and long-term debt. The estimated fair values of cash and cash equivalents, accounts receivable, and accounts payable approximated their carrying values as of December 31, 2020 and 2019 due to their short-term nature and minimal credit risk. The fair value of the long-term debt borrowed under the Company’s Exit Facility approximated its carrying value as of December 31, 2020 as it bears interest at market rates over the term of the loan. The fair value of the long-term debt borrowed under the Company’s Credit Facility approximated its carrying value as of December 31, 2019 as it bears interest at market rates over the term of the loan. As of December 31, 2019, the fair value of the Senior Notes was $342 million. As these valuations are based on unadjusted quoted prices in an active market, the fair values are classified as Level 1 items within the fair value hierarchy.

Non-recurring Fair Value Measurements

The Company applies the provisions of the fair value measurement standard on a non-recurring basis to its non-financial assets and liabilities, including proved property, as well as issuance or modification of MIP Units. These assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances.

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

Management Incentive Units

The Company is required to determine the grant-date fair value of issuances and modification-date fair value for certain modifications of MIP Units to be utilized in determining associated stock-based compensation. The inputs utilized in valuing the MIP Units as of the grant date or modification date included mostly unobservable inputs which fall within Level 3 of the fair value hierarchy. Please refer to Note 11 – Stock-Based Compensation for additional detail regarding the inputs utilized to determine the grant-date and modification-date fair values utilized by the Company.

Chapter 11 Emergence

On the Emergence Date, the Company emerged from Chapter 11 Cases and adopted fresh start accounting, which resulted in the Company becoming a new entity for financial reporting purposes. Upon the adoption of fresh start accounting, the Company’s assets and liabilities were recorded at their fair values as of August 31, 2020. The inputs utilized in the valuation of the Company’s most significant asset, its oil and gas properties and related assets, included mostly unobservable inputs which fall within Level 3 of the fair value hierarchy. Such inputs included estimates of future oil and natural gas production form the Company’s reserve reports, commodity prices based on forward strip price curves (adjusted for basin differentials) as of August 31, 2020, operating an development costs, expected future development costs, expected future development plans for the properties and a discount rate of 13.5% based on a weighted-average cost of capital. The Company also recorded is asset retirement obligations at fair value as a result of fresh start accounting. The inputs utilized in valuing the asset retirement obligations were mostly Level 3 unobservable inputs, including estimated economic lives of oil and natural gas wells as of the Emergence Date, anticipated future plugging and abandonment costs and an appropriate credit-adjusted risk free rate to discount such costs. Refer to Note 2 - Fresh Start Accounting for additional discussion of the fair value approaches used by the Company.

14.Commitment and Contingencies

Legal proceedings

The Company may, from time to time, be involved in litigation and claims arising out of its operations in the normal course of business. When the Company determines that a loss is probable of occurring and is reasonably estimable, the Company recognizes a liability for such contingencies based on its best estimate using information available at the time. The Company is not currently aware of any legal proceedings against it, or contemplated to be brought against it, that are probable of resulting in a material adverse effect on our results of operations or financial position. As such, the Company has not recognized any liabilities related to outstanding legal matters.

During 2020, a class action lawsuit was filed against the Company and several other operators in North Dakota claiming improper deduction of transportation expenses from crude oil royalties and improper deduction of gas transportation and processing expenses from natural gas royalties. The Company believes it has correctly calculated and paid royalties on crude oil and natural gas sales and is contesting the claims set forth in such class action lawsuit. The North Dakota Federal District Court has certified the legal question concerning such royalty deductions to the North Dakota Supreme Court. The outcome of this matter, including any expected loss amount, cannot be reasonably predicted at this time; however, an unfavorable outcome could ultimately result in a material loss to the Company. The Company has engaged outside counsel in the class action lawsuit and would appeal any unfavorable outcome.

Bruin Purchaser, LLC

Notes to Consolidated Financial Statements

The Company and the predecessor operator of certain of our oil and gas properties have received notifications from the Bureau of Land Management (“BLM”) and the Office of Natural Resources Revenue (“ONRR”) asserting that certain flared natural gas volumes were avoidable and therefore should be royalty bearing. The predecessor operator has appealed the notification from the ONRR for the period prior to June 1, 2017 for royalties on flared gas and the Company has filed appeals for notification from the ONRR associated with the Company’s period of ownership.  The Company has further filed sundry notices with the BLM describing the basis for certain unavoidable gas flaring resulting from operations.  Under the terms of our Purchase Sale Agreement with the predecessor operator, the Company believes that we are indemnified against any losses associated with periods prior to the Company’s period of ownership. The Company believes that royalties have been paid correctly, and that any flaring volumes asserted were unavoidable. The outcome of this matter, including any expected loss amount, cannot be reasonably predicted at this time; however, an unfavorable outcome could ultimately result in a material loss to the Company. The Company would appeal any unfavorable outcome.

Contractual obligations

At December 31, 2019 (Predecessor), the Company was party to a certain day-rate drilling contract that included commitments to pay future daily drilling rates. Following the rapid decline in commodity prices during March 2020, the Company terminated the day-rate drilling contract as of March 29, 2020, subject to a termination fee of $266,000.

The Company is party to a certain firm transportation agreement with a third-party to transport 12,500 Bbls/day through the Dakota Access Pipeline at a fixed transportation rate with the ability to price the barrels based on Brent and/or HCL Houston Crude Oil pricing, effectively mitigating Williston basin-differential risk for these volumes. The agreement became effective on September 1, 2019 and has a term through May 2027. Under the terms of the agreement, the counterparty has the right to request adequate assurance of performance including, but not limited to, an irrevocable letter of credit or cash security. In July 2020, the Company and third-party amended the price per barrel to be based on the average daily settlement price for Light Sweet Crude Oil reported by NYMEX, less $6.85 per barrel for the period of July 20, 2020 through August 31, 2021 after which point either party may request a change to the contract price no later than 45 days prior to the next pricing period as defined in the agreement.

On January 10, 2020, as discussed in Note 6 – Divestitures, the Company entered into The Third Party WI Sell Down Agreement. The Third Party WI Sell Down Agreement was amended on April 22, 2020 to insert a sixty (60) day pricing requirement based on Bakken Clearbrook prior to commencement of completions and to extend the time period of the Company to send an authority for expenditure for such completions and the time period to commence completions (subject to the Pricing Requirement). Should the Pricing Requirement be met and the date of first production is subsequent to May 31, 2021, a penalty of $1,900 per day/well may be incurred by the Company until first production.

15. Subsequent Events

The Company evaluates events and transactions occurring after the balance sheet date but before the consolidated financial statements are available to be issued. The Company evaluated such events and transactions through April 9, 2021, the date the consolidated financial statements were available for issuance.